UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-39829

COGNYTE SOFTWARE LTD.
(Translation of registrant’s name into English)

33 Maskit
Herzliya Pituach
4673333, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐

EXPLANATORY NOTE

On or about July 30, 2024, Cognyte Software Ltd. (the “Company”) first distributed a proxy statement (the “Proxy Statement”) and a proxy card relating to its Annual General Meeting of Shareholders to be held on September 4, 2024 (the “Annual General Meeting”) to all shareholders of record, as of the record date for the Annual General Meeting.

A supplement to the Proxy Statement (the “Supplement”) is furnished herewith as Exhibit 99.1. The Supplement contains additional agenda items relating to the Annual General Meeting proposed by certain shareholders as of the record date for the Annual General Meeting and the recommendation and analysis of the Company’s Board of Directors (the “Board”). Because the requesting shareholders hold in the aggregate more than 5% of the Company’s issued and outstanding ordinary shares, the Company is required, under regulations promulgated under the Israel Companies Law, 5759-1999, to add the proposed additional agenda items to the Annual General Meeting’s agenda, as set forth in the Supplement.

The requesting shareholders are solely responsible for the content of their proposals. The statement by the Board in opposition of the shareholder proposals is summarized in the Supplement and set forth in the letter to shareholders dated as of August 12, 2024 (the “Letter”). The Board recommends a vote AGAINST the shareholder proposals and stands by its recommendations as set forth in the Company’s Proxy Statement, which is available at the website of the Securities and Exchange Commission at https://www.sec.gov/Archives/edgar/data/1824814/000114036124034784/ef20032907_ex99-1.htm.

A copy of a revised proxy card containing the proposed additional agenda items is furnished herewith as Exhibit 99.2. A copy of the Letter is furnished herewith as Exhibit 99.3.

This Form 6-K and Exhibits 99.1 and 99.2 are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-252565 and Registration No. 333-278837).

Exhibit No.	Description

99.1	Supplement to the Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on September 4, 2024.

99.2	Revised Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on September 4, 2024.

99.3	Letter to shareholders, dated as of August 12, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD.
Date:	August 12, 2024

		By:	/s/ Elad Sharon
		Name:	Elad Sharon
		Title:	Chief Executive Officer